Exhibit A

Linens ‘n Things Updates First Quarter Guidance and Announces
Changes in Accounting for Leases

CLIFTON, N.J.--(BUSINESS WIRE)--March 10, 2005--Linens 'n Things, Inc. (NYSE: LIN)

        Linens ‘n Things announced that it is updating its guidance for earnings per share for the first quarter ending April 2, 2005. In addition, based on a review of its lease accounting practices, the Company has determined, like many companies in the retail industry, that its current method of accounting for leases and landlord allowances is not consistent with the views recently expressed by the SEC. As a result, the Company will restate its financial statements for prior fiscal years and periods as required. The adjustments will have no effect on historical or future net cash flows or the timing of payments under the related leases.

        Updated First Quarter 2005 Business Outlook

        The Company is updating its first quarter 2005 earnings guidance to a loss in the range of $0.08 to $0.12, from the previous outlook of income of $0.06 to $0.09 per fully diluted share. Comparable store net sales for the first quarter are expected to decline in the mid-single digit range. Norman Axelrod, Chairman and Chief Executive Officer, commented “Our overall sales performance was primarily impacted by a decline in guest traffic. Our fashion textiles business was particularly challenging as we continue to transition our assortments. Operating margin declined due to the deleverage of operating expenses, however, our gross margin rate remained healthy. Keep in mind, the first quarter represents the smallest portion of our annual sales and earnings and therefore, we still have the majority of our sales and earnings opportunities ahead of us.” First quarter 2005 current guidance reflects an earnings reduction of approximately $0.02 per fully diluted share due to the corrected method of accounting for leases as more fully described below. The Company expects to report its first quarter results and will update its full year 2005 business outlook on Wednesday, April 20, 2005.

        Accounting for Certain Store Leases

        The Company has reviewed its lease accounting practices as a result of the February 7th letter from the Office of the Chief Accountant of the SEC to the American Institute of Certified Public Accountants, which clarified existing generally accepted accounting principles applicable to leases.

        Like many companies in the retail industry, the Company has determined that its current method of accounting for leases and landlord allowances is not consistent with the views expressed by the SEC. The Company has discussed these accounting issues with the audit committee and the Company’s external auditor, KPMG LLP, and has determined that it will correct its method of accounting for leases and landlord allowances. The Company will restate its annual financial statements for all fiscal years presented in its upcoming 2004 10-K. It will also restate its quarterly financial statements for the four quarters of fiscal 2003 and the first three quarters of fiscal 2004. Fiscal year 2004 financial statements will effectively be restated from the unaudited financial statements on which the Company’s February 2, 2005 earnings release were based. The adjustments will have no effect on historical or future net cash flows or the timing of payments under the related leases.

        Historically, the Company has recorded rent expense commencing as of the store opening date, as opposed to when the Company took possession of the property. The Company’s landlords typically provide access to the leased property free-of-charge for a period of time before the store opening so that the Company can build out or fixture the store and stock it with merchandise. The Company will now include this period in calculating straight-line rent expense and amortization of landlord allowances.

        The Company will correct its accounting to recognize rent expense on a straight-line basis over the expected lease term, including cancelable option periods where in those instances exercising such options is reasonably assured. Previously, the Company did not include these cancelable option periods in calculating straight-line rent expense.

        The Company will also be correcting its method of classifying landlord allowances. For new stores, the Company generally receives allowances from landlords for the construction of leasehold improvements. Historically, landlord allowances have been classified on the Company’s balance sheets as reductions of property and equipment, and have been classified as a reduction in capital expenditures on the Company’s statements of cash flows. However, Linens ‘n Things will now classify landlord allowances as a deferred rent credit reflected in long-term liabilities on the balance sheet, and as an operating activity on the statements of cash flows. This adjustment will increase both property and equipment and other long-term liabilities on the balance sheet by approximately $176 million as of fiscal year end 2004. The correction will have no material impact on the Company’s statements of operations in 2004 or prior years and will not impact historical or future net cash flows.

        The restatement will increase SG&A expense for fiscal years 2002, 2003 and 2004 by approximately $5 million, $4 million and $4 million, respectively. Diluted net earnings per share will decrease by approximately $0.07, $0.06 and $0.05 for the fiscal years 2002, 2003 and 2004, respectively. Currently, the Company anticipates a similar increase in non-cash SG&A expense of approximately $0.04 in fiscal 2005, which includes a $0.02 impact for the first quarter of fiscal 2005. The cumulative impact of the correction of accounting for leases will decrease retained earnings by approximately $23 million as of January 1, 2005. Other, immaterial reclassifications and adjustments will be recorded for all periods presented.

        The adjustments do not have any impact on the Company’s previously reported comparable net sales, net sales, net cash flow or actual lease payments.

        Linens ‘n Things, with 2004 sales of $2.7 billion, is one of the leading, national large format retailers of home textiles, housewares and home accessories. As of January 1, 2005 the Company was operating 492 stores in 45 states and five provinces across the United States and Canada. More information about Linens ‘n Things can be found online at www.lnt.com.

        This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The statements are made a number of times and may be identified by such forward-looking terminology as “expect,” “believe,” “may,” “intend,” “plan,” “target,” “outlook,” “comfortable with” and similar terms or variations of such terms. All of our information and statements regarding our outlook for the future including future revenues, comparable sales performance, earnings and other future financial condition, impact, results and performance, constitutes forward-looking statements. All our forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and involve certain significant risks and uncertainties, including the status of our accounting review as described above and the possibility of additional changes as we complete our review of operating leases; the possibility that our independent auditors may identify additional issues or other considerations while they complete their review of our information concerning our operating leases; the possible adverse effect of the Company’s determination that, based on the need for restatement, the Company has a material weakness in its internal control over financial reporting; levels of sales, store traffic, the results and success of our holiday selling season, acceptance of product offerings and fashions and our ability to anticipate and successfully respond to changing consumer tastes and preferences, our ability to anticipate and control our operating and selling expenses, the success of our new business concepts, seasonal concepts and new brands, the performance of our new stores, substantial competitive pressures from other home furnishings retailers, the success of the Canadian expansion, availability of suitable future store locations, schedule of store expansion and of planned closings, the impact of the bankruptcies and consolidations in our industry, unusual weather patterns, the impact on consumer spending as a result of the slower consumer economy, a highly promotional retail environment, any significant variations between actual amounts and the amounts estimated for those matters identified as our critical accounting estimates as well as other significant accounting estimates made in the preparation of our financial statements and our ability to successfully implement our strategic initiatives. With respect to the anticipated impact of the lease-related accounting adjustments, the risks also relate to the finalization and audit of the applicable amounts, which have not yet been completed.

        If these or other risks or uncertainties materialize, or if our estimates or underlying assumptions prove inaccurate, actual results could differ materially from any future results, express or implied by our forward-looking statements. These and other important risk factors are included in the “Risk Factors” section of the Company’s Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on June 18, 2002 and are contained in our reports filed with the Securities and Exchange Commission, including our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q. You are urged to consider all such factors. In light of the substantial uncertainty inherent in such forward-looking statements, you should not consider their inclusion to be a representation that such forward-looking matters will be achieved. The Company assumes no obligation for updating any such forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements, even if such results or changes make it clear that any projected results will not be realized.

       Our outlook and other forward-looking statements are as of the date of this release only.

       CONTACT:   Linens 'n Things, Inc.

                              William T. Giles, 973-815-2929

                              Chief Financial Officer